Exhibit 99.7

CERTIFICATION PURSUANT TO

18 U.S.C. §1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Lake Shore Gold Corp. (the “Registrant”) on Form 40-F for the period ended December 31, 2015, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Philip C. Yee, Vice- President & Chief Financial Officer of the Registrant, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.              The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.              The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

/s/ Philip C. Yee
Name: Philip C. Yee
Title: Vice-President and Chief Financial Officer

Date: March 30, 2016